Exhibit 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Mesaba Aviation, Inc.
Eagan, Minnesota

We have audited the accompanying balance sheets of Mesaba Aviation, Inc. (Debtor-in-Possession) (“the Company”) as of March 31, 2007 and 2006, and the related statements of operations, shareholder’s equity, and cash flows for the years then ended.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting oversign Board (United State).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the financial statements, on April 9, 2007, the Bankruptcy Court entered an order confirming the plan of reorganization which became effective after the close of business on April 24, 2007.  Under the plan of reorganization, the Company is required to comply with certain terms and conditions as more fully described in Note 1 to the financial statements.

As discussed in Note 2 to the financial statements, in 2007, the Company changed its method of accounting for stock-based compensation.

Minneapolis, Minnesota

June 15, 2007

MESABA AVIATION, INC.

(Debtor-in-Possession)

Balance Sheets

As of March 31, 2007 and 2006

(in thousands)

	2007	2006
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$12,961	$20,718
Short-term investments	2,922	3,262
Restricted cash	2,524	6,782
Accounts receivable, net of reserves of $242 and $29,755	13,217	29,181
Income tax receivable	91	3,288
Inventories, net	5,499	9,001
Prepaid expenses and other	5,783	5,998
Property and equipment held for sale	2,647	—
Intercompany receivable from MAIR Holdings, Inc.	813	54
Total current assets	46,457	78,284
PROPERTY AND EQUIPMENT, net	19,697	32,532

NONCURRENT ASSETS:
Long-term investments	4,849	6,761
Other assets, net	1,117	864
	$72,120	$118,441

LIABILITIES AND SHAREHOLDER’S (DEFICIT) EQUITY

CURRENT LIABILITIES:
Accounts payable	$8,833	$8,638
Accrued liabilities:
Payroll	15,265	14,666
Maintenance	11,751	17,250
Deferred income	1,007	2,962
Other current liabilities	7,464	9,468
Total current liabilities	44,320	52,984

OTHER NONCURRENT LIABILITIES	1,713	2,547
Total liabilities not subject to compromise	46,033	55,531

LIABILITIES SUBJECT TO COMPROMISE	94,397	59,973
Total liabilities	140,430	115,504

COMMITMENTS AND CONTINGENCIES (Note 8)

SHAREHOLDER’S (DEFICIT) EQUITY:
Paid-in capital	48,255	48,255
Accumulated other comprehensive gain (loss)	2	(13)
Retained earnings	(116,567)	(45,305)
Total shareholder’s (deficit) equity	(68,310)	2,937
	$72,120	$118,441

MESABA AVIATION, INC.

(Debtor-in-Possession)

Statements of Operations

Years Ended March 31, 2007 and 2006

(in thousands)

	2007	2006
OPERATING REVENUES:
Passenger	$238,195	$373,031
Freight and other	30,108	35,783
Total operating revenues	268,303	408,814

OPERATING EXPENSES:
Wages and benefits	120,237	145,495
Aircraft maintenance	49,212	83,368
Aircraft rents	50,261	92,948
Landing fees	6,265	9,333
Insurance and taxes	4,586	6,346
Depreciation and amortization	9,021	12,243
Administrative and other	50,648	68,000
Impairment and other charges	—	31,206
Total operating expenses	290,230	448,939
Operating loss	(21,927)	(40,125)

NONOPERATING (EXPENSE) INCOME:
Interest (expense) income and other	(6,102)	449
Reorganization items	(40,060)	(22,650)
Nonoperating expense, net	(46,162)	(22,201)
Loss before income taxes and cumulative effect of change in accounting principle	(68,089)	(62,326)

PROVISION FOR INCOME TAXES	(2,666)	(8,408)
NET LOSS BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(70,755)	(70,734)

CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE (Note 2)	507	—
NET LOSS	$(71,262)	$(70,734)

MESABA AVIATION, INC.

(Debtor-in-Possession)

Statements of Shareholder’s Equity

Years Ended March 31, 2007 and 2006

(in thousands)

					Accumulated
					Other		Total	Comprehensive
	Common Stock		Paid-In		Comprehensive	Retained	Shareholders’	Income
	Shares	Amount	Capital	Warrants	Income (Loss)	Earnings	Equity	(Loss)
Balance, March 31, 2005	500	—	$1	$16,500	$—	$25,429	$41,930	$8,104

Net loss						(70,734)	(70,734)	(70,734)
Capital contribution from MAIR Holdings, Inc.			31,754				31,754
Cancellation of Northwest warrants			16,500	(16,500)			—
Unrealized loss on investments					(13)		(13)	(13)
Balance, March 31, 2006	500	—	48,255	—	(13)	(45,305)	2,937	$(70,747)

Net loss						(71,262)	(71,262)	(71,262)
Unrealized gain on investments					15		15	15
Balance, March 31, 2007	500	$—	$48,255	$—	$2	$(116,567)	$(68,310)	$(71,247)

MESABA AVIATION, INC.

(Debtor-in-Possession)

Statements of Cash Flows

Years Ended March 31, 2007 and 2006

(in thousands)

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(71,262)	$(70,734)
Adjustments to reconcile net loss to net cash used in
operating activities:
Depreciation and amortization	9,021	12,243
Other amortization	(596)	(1,924)
(Gain) loss on disposition of assets	10	63
Deferred income taxes	—	11,246
Impairment and other charges	—	31,206
Cumulative effect of change in accounting principle	507	—
Changes in current operating items:
Accounts receivable	15,964	(32,310)
Income taxes receivable	2,438	—
Inventories	3,502	1,328
Prepaid expenses and other	331	(1,221)
Accounts payable and other	34,883	47,180
Net cash used in operating activities before reorganization items	(5,202)	(2,923)

CASH FLOWS FROM REORGANIZATION ACTIVITIES:
Reorganization items, net	(40,060)	(22,650)
Increase in reorganization liabilities	36,719	20,066
Impairment of property and equipment	(439)	528
Reversal of accrued maintenance	(5,329)	(4,239)
Increase for interest income	(1,356)	(745)
Net cash used in reorganization activities	(10,465)	(7,040)
Net cash used in operating activities	(15,667)	(9,963)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of investments	(5,002)	(8,529)
Sales of investments	7,287	11,543
Decrease (increase) in restricted cash	4,258	(6,782)
Purchases of property and equipment	(2,319)	(8,101)
Sale of property and equipment	4,510	—
Net cash provided by (used in) investing activities	8,734	(11,869)

CASH FLOWS FROM FINANCING ACTIVITIES
Debt issuance costs	(824)	—
Capital contribution from MAIR Holdings, Inc.	—	22,193
Net cash (used in) provided by financing activities	(824)	22,193

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(7,757)	361

CASH AND CASH EQUIVALENTS:
Beginning of period, excluding restricted cash and cash equivalents	20,718	20,357
End of period, excluding restricted cash and cash equivalents	$12,961	$20,718

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid (refund received) during period for:
Interest	$38	$—
Income taxes	(325)	(866)

SUPPLEMENTAL NON CASH FINANCING ACTIVITY:
Capital contribution through transfer of short-term and
long-term investments from MAIR Holdings, Inc.	—	9,562

Capital expenditures within accounts payable	411	—

Mesaba Aviation, Inc.

Notes to Financial Statements

Years Ended March 31, 2007 and 2006

1.              Basis of Presentation, Corporate Organization and Business

Corporate Organization

Mesaba Aviation, Inc. (“Mesaba”) operates as a regional air carrier for Northwest Airlines, Inc. (“Northwest”).  Mesaba was a wholly-owned subsidiary of MAIR Holdings, Inc. (“MAIR”) through April 24, 2007, when Mesaba exited bankruptcy as a wholly-owned subsidiary of Northwest.

Mesaba filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Minnesota (the “Bankruptcy Court”) on October 13, 2005 (the “Petition Date”), after which Mesaba operated its business as a debtor-in-possession pursuant to the Bankruptcy Code.  On January 22, 2007, Mesaba and Northwest entered into a Stock Purchase and Reorganization Agreement (the “SPRA”), under which Northwest agreed to allow Mesaba a $145 million claim in Northwest’s bankruptcy case.  In exchange, Mesaba agreed to file a plan of reorganization under which Mesaba’s existing equity would be cancelled and new equity would be issued to Northwest, making Mesaba a wholly-owned operating subsidiary of Northwest.  The Bankruptcy Court approved Mesaba’s plan of reorganization on April 9, 2007.  Mesaba’s plan of reorganization became effective on April 24, 2007, at which time Mesaba exited bankruptcy.  Thus, on April 24, 2007, MAIR’s ownership of Mesaba ceased.

The SPRA authorized Mesaba to monetize its $145 million claim against Northwest to provide Mesaba’s bankruptcy estate with cash to satisfy creditors’ claims.  Mesaba’s creditors’ committee conducted an auction on January 29, 2007, after which The Goldman Sachs Group, Inc. (“Goldman Sachs”) and Mesaba entered into a forward contract by which Goldman Sachs purchased the $145 million claim for approximately $125 million.  The closing of the sale to Goldman Sachs was contingent upon Northwest’s bankruptcy court allowing the $145 million claim and upon Mesaba’s plan of reorganization being approved by its own Bankruptcy Court.  Following Northwest’s bankruptcy court’s February 27, 2007 order allowing the $145 million claim and Mesaba’s Bankruptcy Court’s April 9, 2007 approval of Mesaba’s plan of reorganization, Goldman Sachs funded the $125 million purchase price on April 24, 2007, the date Mesaba exited bankruptcy.

The entire $125 million purchase price from Goldman Sachs was placed in a liquidating trust, and the proceeds from the liquidating trust will ultimately be used to satisfy Mesaba’s creditors’ claims.  Prior to the order approving Mesaba’s plan of reorganization, Mesaba, MAIR, and Mesaba’s creditors’ committee settled the majority of Mesaba’s creditors’ claims.  The two remaining significant unresolved claims are held by Goldman Sachs Credit Partners, L.P. (“Goldman LP”) and Swedish Aircraft Holdings AB (“Saab”) and are discussed more fully in Note 8.  Mesaba currently estimates that the allowed creditors’ claims will total approximately $94 million, which amount includes MAIR’s $13.5 million claim that was approved by the Bankruptcy Court in April 2007.

The trustee for Mesaba’s liquidating trust has not yet authorized payments to any creditors.  While the agreement governing the trust does provide for interim distributions to creditors, there is no assurance that the trustee will authorize such distributions.  Mesaba expects that the remaining creditors’ claims should be resolved in the next nine months.

In connection with its bankruptcy and pursuant to its request for debtor-in-possession financing, Mesaba entered into a financing agreement with Marathon Structured Finance Fund, L.P. (“Marathon”).  Mesaba incurred expenses of $0.8 million to obtain debtor-in-possession financing in fiscal 2007. On September 20, 2006, the Bankruptcy Court entered an order authorizing the debtor-in-possession financing with Marathon.  Mesaba did not draw on the debtor-in-possession financing prior to its exit from bankruptcy.  However, as disclosed in Mesaba’s plan of reorganization, Mesaba was required to pay a termination fee of $0.4 million to Marathon on April 17, 2007 to terminate the financing agreement.

Basis of Presentation

The provisions of Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”) applied to Mesaba’s financial statements while Mesaba operated under the provisions of Chapter 11 of the Bankruptcy Code.  SOP 90-7 does not change the application of generally accepted accounting principles in the United States of America (“GAAP”) in the preparation of financial statements.  However, SOP 90-7 does require that the financial statements, for periods including and subsequent to the filing of the Chapter 11 petition, distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business.  The accompanying financial statements of Mesaba are presented in accordance with SOP 90-7.

As of March 31, 2007 and 2006, Mesaba had an intercompany receivable from MAIR of $0.8 million and $0.1 million, respectively, and MAIR had equal intercompany amounts payable to Mesaba.  During the third quarter of fiscal 2007, MAIR received $5.5 million in tax refunds related to net operating loss (“NOL”) carryback claims for fiscal 2006 and 2005, of which $2.9 million was payable to Mesaba in accordance with MAIR and Mesaba’s tax sharing agreement.  During the fourth quarter of fiscal 2007, MAIR, Mesaba and the Internal Revenue Service (“IRS”) reached a settlement regarding Mesaba’s accounting for per diem allowances during fiscal years 2001 through 2004.   Under the settlement agreement MAIR agreed to pay the IRS $1.7 million in taxes and interest on behalf of Mesaba for adjustments to taxable income for the reclassification of per diem amounts for fiscal years 2002 and 2003.  The IRS adjustment and NOL carryback for fiscal 2004 created an additional $0.2 million payable from Mesaba to MAIR.  The tax return for fiscal 2005 was amended to incorporate the IRS adjustments and netted an additional $0.2 million payable from Mesaba to MAIR.

Mesaba’s $0.8 million tax-related intercompany receivable from MAIR at March 31, 2007 will be reversed as tax expense in fiscal 2008 as a result of the April 2007 settlement of MAIR’s proof of claim in Mesaba’s bankruptcy proceedings.  Under the settlement between MAIR and Mesaba, Mesaba agreed to relinquish its right to the $0.8 million intercompany balance so that MAIR can use these funds to pay any potential remaining Mesaba tax obligations that taxing authorities seek to collect from MAIR.

Operations

Mesaba operates as a regional carrier providing scheduled passenger service as “Mesaba Airlines/Northwest Airlink” and Mesaba Airlines/Northwest Jet Airlink.  On August 29, 2005, Mesaba and Northwest entered into a ten-year omnibus Airline Service Agreement (“ASA”) governing Mesaba’s regional airline operations for Northwest.  Subsequently, on September 14, 2005, Northwest filed a voluntary petition for bankruptcy; however, both parties continued to operate under the terms of the ASA with respect to Mesaba’s flight operations and Northwest’s payments to Mesaba.  On May 31, 2007, Northwest exited bankruptcy without assuming the ASA.  Prior to the ASA, Mesaba provided regional airline services to Northwest pursuant to two separate agreements, an Airline Service Agreement (the “Airlink Agreement”) that governed Mesaba’s operation of Saab 340 jet-prop aircraft (“Saabs”), and a Regional Jet Services Agreement (the “Jet Agreement”) that governed Mesaba’s operation of Avro RJ85 regional jets (“Avros”).  The ASA incorporated the existing payment terms for the Saabs and the Avros contained in the Airlink Agreement and the Jet Agreement and added new payment terms for the 50-seat Canadair regional jets (“CRJ 200”) that Mesaba began operating in October 2005.  Mesaba incurred all of the start-up costs necessary to bring the CRJ 200 fleet into service.  For the fiscal year ended March 31, 2006, Mesaba incurred and expensed approximately $7.0 million in start-up cost related to adding the CRJ 200 aircraft into its fleet.

Northwest purchases Mesaba’s entire capacity and pays Mesaba in arrears on the 11th and 26th of each month for regional airline services that Mesaba provides to Northwest utilizing the Saabs.  Beginning in October 2005, Northwest began paying Mesaba, on a regular bi-monthly basis, on the 1st and 16th of each month for regional airline services that Mesaba provides to Northwest utilizing the CRJ 200.  The CRJ 200 payment made on the 1st of each month represents a prepayment based on an estimate of regional airline services to be provided by Mesaba for the first 15 days of the month.  The CRJ 200 payment made on the 16th of the month consists of a prepayment based on an estimate of regional airline services to be provided by Mesaba for the 16th through the end of the month and a true-up amount adjusting for actual services provided by Mesaba in the prior month.

For flights utilizing the Saabs, Mesaba recognizes revenue for each completed available seat mile, or ASM (the number of seats in an aircraft multiplied by the number of miles those seats are flown), and purchases fuel (which is set at a fixed price of $0.835 per gallon), ground handling and other services from Northwest.  Mesaba paid

Northwest $20.7 million and $18.3 million for ground handling and other services in fiscal 2007 and 2006, respectively.

For flights utilizing the CRJ 200, Mesaba recognizes revenue through monthly expense reimbursement payments for actual expenses incurred relating to aircraft rent, maintenance, landing fees and fuel (which is set at a fixed price of $0.70 per gallon); semi-monthly payments for each block hour and cycle operated; a monthly fixed cost payment based on the size of the CRJ 200 fleet (intended to cover Mesaba’s costs that are not reimbursed through the monthly reimbursement payments, which consist mainly of labor costs, ground handling costs, overhead and depreciation) and margin payments based on the revenues described above calculated to achieve a target operating margin.

All 35 Avros that Mesaba operated under the ASA were returned by December 2006.  Until then, for flights utilizing the Avros, Mesaba recognized revenue for each block hour flown (the elapsed time between aircraft departing and arriving at a gate).  Northwest provided fuel and airport and passenger related services at Northwest’s expense for the Avros.

Subsequent to executing the SPRA, Mesaba announced that in fiscal 2008, it would begin operating up to 36 76-seat Canadair Regional Jets (“CRJ 900”) for Northwest.  Mesaba incurred start up and training expense of $0.7 million in the fourth quarter of fiscal 2007 to prepare for these new aircraft.

As of March 31, 2007, Mesaba served 72 cities in the Unites States and Canada from Northwest’s hub airports located in Minneapolis/St. Paul, Detroit and Memphis.  All scheduled flights that Mesaba operates are designated as Northwest flights using Northwest’s designator code in all computer reservation systems, with an asterisk and a footnote indicating that Mesaba is the carrier providing the service.  In addition, flight schedules of Mesaba and Northwest are closely coordinated to facilitate interline connections, and Mesaba’s passenger gate facilities at the Minneapolis/St. Paul International Airport, Detroit Metropolitan Airport and Memphis International Airport are integrated with Northwest’s facilities in the main terminal buildings.  Mesaba receives ticketing and certain check-in, baggage, freight and aircraft handling services from Northwest at certain airports.  In addition, Mesaba receives its computerized reservations services from Northwest.  Northwest also performs all marketing, scheduling, yield management and pricing services for Mesaba’s flights.

The ASA provided for incentive payments from Northwest to Mesaba based on achievement of certain operational goals on a semi-annual basis.  Such incentives totaled $2.0 million and $3.7 million for fiscal 2007 and 2006, respectively, and are included in passenger revenues in Mesaba’s financial statements.

Approximately 85.6% and 79.2% of the respective March 31, 2007 and 2006 net accounts receivable balances in Mesaba’s balance sheets were due from Northwest and were not collateralized.  Approximately 93.2% and 94.5% of Mesaba’s operating revenue recognized in fiscal 2007 and 2006, respectively, was from Northwest.  Accounts payable owed to Northwest by Mesaba, primarily for ground handling, were $0.2 million and $4.2 million as of March 31, 2007 and 2006, respectively.

2.              Summary of Significant Accounting Policies

The accounting policies of Mesaba conform to accounting principles generally accepted in the United States of America.  Significant policies are described below.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as well as the reported amounts of revenues and expenses.  The most significant use of estimates relates to bankruptcy damage claims, allowance for doubtful accounts, accrued maintenance expenses, aircraft property and equipment lives, inventory obsolescence reserves and accounting for income taxes.  Ultimate results could differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consist primarily of United States government and municipal securities and interest-bearing deposits with original maturities of less than 90 days and are stated at cost, which approximates fair value.  Cash equivalents are generally held to maturity.

Investments

Investments consist principally of government, agency, corporate and municipal securities and are classified as available-for-sale.  Available-for-sale investments are reported at fair value with unrealized gains and losses excluded from operations and reported as a separate component of shareholder’s equity, except for other-than-temporary impairments, which are reported as a charge to current operations and result in a new cost basis for the investment.

Inventories

Inventories are stated at the lower of cost or market and consist of expendable aircraft service parts, fuel and glycol (de-icing agent).  Mesaba uses the first-in, first-out inventory method.  A provision is recorded to reduce inventories to the estimated net realizable value, if required.  As of March 31, 2007 and 2006, Mesaba’s reserve balance was $7.1 million and $4.4 million, respectively.

Property and Equipment

Property and equipment are stated at cost.  Additions, improvements or major renewals are capitalized, while expenditures that do not enhance or extend the asset’s useful life are charged to operating expense as incurred.  Depreciation is computed on a straight-line basis for financial reporting purposes over estimated useful lives of three to 30 years.  Leasehold improvements are amortized over the shorter of the life of the lease or the remaining estimated useful life of the asset.  Mesaba’s depreciation and amortization expense on property and equipment was $9.0 million and $11.6 million in fiscal 2007 and 2006, respectively.

Mesaba’s property and equipment and related accumulated depreciation and amortization were as follows as of March 31, in thousands:

	2007	2006
Flight equipment	$70,342	$95,357
Ground services equipment	14,428	14,349
Office and general equipment	15,747	14,978
Buildings and leasehold improvements	7,685	7,685
Maintenance shop equipment	4,309	4,361
Other	316	—
	112,827	136,730
Less: Accumulated depreciation and amortization	(93,130)	(104,198)
Net property and equipment	$19,697	$32,532

Valuation of Long-Lived Assets

Mesaba evaluates long-lived assets for potential impairments in compliance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.  Mesaba records impairment losses on long-lived assets when events and circumstances indicate the assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their carrying amounts.  Impairment losses are measured by comparing the fair value of the assets to their carrying amounts.  In determining the need to record impairment charges, Mesaba is required to make certain estimates regarding such things as the current fair market value of the assets and future net cash flows to be generated by the assets.  The current fair market value is determined by independent appraisal or published sales values of similar assets, and the future net cash flows are based on assumptions such as asset utilization, expected remaining useful lives, future market trends and projected salvage values.  If there are subsequent changes in these estimates, or if actual results differ from these estimates, additional impairment charges may be required.

Other Assets

In connection with the Airlink Agreement and Jet Agreement, Northwest received contract rights in the form of warrants to purchase an aggregate of 4,151,922 shares of MAIR’s common stock at exercise prices ranging from $7.25 to $21.25 per share.  Mesaba amortized the contract rights over the life of the warrants.  Upon execution of the ASA in August 2005, and pursuant to a separate agreement between MAIR and Northwest, the prior warrants were replaced by an amended and restated warrant to purchase 4,112,500 shares of MAIR’s stock (the “Amended Warrant”).  In fiscal 2006, when the Amended Warrant was issued, Mesaba wrote off $2.1 million, which amount represented the remaining unamortized portion of the prior warrants issued in connection with the Airlink and Jet Agreements.  The unamortized Amended Warrant was written off on April 24, 2007.

Airframe and Engine Maintenance

Routine airframe and engine maintenance is charged to expense as incurred.  Overhaul costs covered by third-party maintenance agreements are accrued based on the hours flown and estimates of aircraft activity.  Modifications that enhance the operating performance or extend the useful lives of airframes or engines are capitalized and amortized over the shorter of the remaining estimated useful life of the asset or the lease term.

Other Current Liabilities

Mesaba’s other current liabilities were as follows as of March 31, in thousands:

	2007	2006
Other accrued expenses	$6,709	$7,885
Taxes payable	755	1,583
	$7,464	$9,468

Other Noncurrent Liabilities

In order to assist Mesaba in integrating new aircraft into its fleets, certain manufacturers provided Mesaba with spare parts or rent deferrals.  Mesaba has deferred these amounts and amortizes them over the terms of the agreements as a reduction of aircraft rent expense.  Mesaba’s amortization of these credits resulted in a reduction of rent expense of $2.3 million and $1.8 million in fiscal 2007 and 2006, respectively.  Mesaba’s other noncurrent liabilities were as follows as of March 31, in thousands:

	2007	2006
Manufacturers credits	$—	$743
Deferred rent	1,713	1,804
	$1,713	$2,547

Stock Appreciation Rights

Effective April 1, 2006, Mesaba adopted the fair value recognition provisions of SFAS No. 123R, Share-Based Payment, (“SFAS 123R”), using the modified prospective transition method. Under that transition method, compensation expense that Mesaba recognizes beginning on that date includes expense associated with the fair value of all awards granted on and after April 1, 2006, and expense for the unvested portion of previously granted awards outstanding on April 1, 2006. Results for prior periods have not been restated.

Under SFAS 123R, forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.  This estimate is adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous estimate.  Under SFAS No. 123, Accounting for Stock-Based Compensation and APB 25, Accounting for Stock Issued to Employees, Mesaba elected to account for forfeitures when awards are actually forfeited, at which time all previous pro forma expense will be reversed to reduce pro forma expense for that period.

The fair value of each SAR grant is estimated quarterly using the Black-Scholes option pricing model with the following assumptions:  risk-free interest rate, stock price volatility and expected life.  Mesaba establishes the risk-free interest rate using the U.S. Treasury yield curve as of the grant date.  The estimated expected term is consistent with the simplified method identified in SEC Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, for share-based awards granted during fiscal 2007.  The simplified method calculates the expected term as the average of the vesting and contractual terms of the award.  The expected volatility assumption is set based primarily on historical volatility.  For SARs granted, Mesaba amortizes the fair value on a straight-line basis over the vesting period of the SARs.  The fair value and recorded liability is adjusted each quarter to estimate the current market value.  There were no SARs granted in either fiscal 2007 or 2006.

Revenue Recognition

Mesaba recognizes passenger revenue as services are provided.  For flights utilizing the Saabs, Mesaba recognizes revenue for each completed ASM.  For flights utilizing the Avros, Mesaba recognized revenue for each block hour flown.  For flights utilizing the CRJ 200, Mesaba recognizes revenue through monthly expense reimbursement payments for actual expenses incurred relating to aircraft rent, maintenance, landing fees and fuel (which is set at a fixed price of $0.70 per gallon for the CRJ200); semi-monthly payments for each block hour and cycle operated; a monthly fixed cost payment based on the size of the CRJ 200 fleet (intended to cover Mesaba’s costs that are not reimbursed through the monthly reimbursement payments, which consist mainly of labor costs, ground handling costs, overhead and depreciation) and margin payments based on the revenues described above calculated to achieve a target operating margin.

In addition, the ASA includes semi-annual incentive payments based upon achievement of certain operational targets, such as completion factor and on-time performance.  Such incentives are earned and due based on performance over a given period (generally six months).  In periods prior to the finalization of such operational incentives, revenue is recognized when the targets have been exceeded.  The amount recognized is limited to a ratable portion of the incentive payment as if the contract period were to terminate at the end of the interim period.

Income Taxes

Mesaba accounts for income taxes under the asset and liability method whereby deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities.  These differences will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

Under the provisions of SFAS No. 109, Accounting for Income Taxes, the realization of the future tax benefits of a deferred tax asset is dependent on future taxable income against which such tax benefits can be applied. All available evidence must be considered in the determination of whether sufficient future taxable income will exist. Such evidence includes, but is not limited to, Mesaba’s financial performance, the market environment in which Mesaba operates, the utilization of past tax credits, and the length of relevant carryback and carryforward periods. Sufficient negative evidence, such as cumulative net losses during a three-year period that includes the current year and the prior two years, may require that a valuation allowance be established with respect to existing and future deferred tax assets.  A valuation allowance is recorded when deferred tax assets are not considered more likely than not to be realized.

Fair Value of Financial Instruments

Mesaba’s financial instruments consist primarily of cash and cash equivalents of which carrying amounts do not significantly differ from fair value due to their short-term nature or variable interest rates.

New Accounting Pronouncements

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109 (“FIN 48”), which clarifies the accounting for uncertainty in tax positions. FIN 48 requires that Mesaba recognize in its financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. The accounting provisions of FIN 48 will be effective for Mesaba beginning April 1, 2007. Mesaba is in the process of determining what effect, if any, the adoption of FIN 48 will have on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), to define fair value, establish a framework for measuring fair value in accordance with GAAP, and expand disclosures about fair value measurements.  SFAS No. 157 will be effective for Mesaba beginning April 1, 2008. Mesaba is in the process of determining what effect, if any, the adoption of SFAS No. 157 will have on its financial statements.

In September 2006, the FASB issued FASB Staff Position AUG AIR-1, Accounting for Planned Major Maintenance Activities (the “FSP”), that reduces the number of acceptable methods of accounting for planned major maintenance activities. The FSP will be effective for Mesaba beginning April 1, 2007 and requires retrospective application to all financial statements presented unless doing so is impractical.  Mesaba is in the process of determining what effect the adoption of the FSP will have on its financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”). SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 is effective for fiscal years beginning April 1, 2008. Mesaba is in the process of determining what effect, if any, the adoption of SFAS 159 will have on its financial statements.

3.              Impairment and Other Charges

Impairment charges of $31.2 million were recorded in fiscal 2006 as a result of the $29.1 million charge to establish a reserve on the unsecured prepetition receivables due from Northwest (net of certain offsetting liabilities), and the $2.1 million write-off of the warrants related to the prior airline services agreements (see Note 2).  In the fourth quarter of fiscal 2007, Mesaba wrote-off its Northwest receivables and reduced its reserve by $29.1 million.

4.              Investments

Investments consist principally of government, agency, corporate and municipal securities and are classified as available-for-sale.  Fair value of investments is determined based on quoted market prices.  Mesaba classifies investments with an original maturity of more than 90 days that mature within one year as short-term and greater than one year as long-term.

As of March 31, 2007 and 2006, cash, cash equivalents, short-term and long-term investments totaled $20.7 million and $30.7 million, respectively.

At March 31, 2007 and 2006, Mesaba’s amortized cost and fair value of short and long-term investments classified as securities available for sale totaled $7.8 million and $10.0 million, respectively, of which gross unrealized gains and losses were insignificant.  Gross realized gains and losses were insignificant in fiscal 2007 and 2006, as Mesaba generally held the investments until maturity.

5.              Leases

Aircraft Leases

Mesaba’s airline fleet consisted of the following aircraft held under operating leases as of March 31, 2007:

			Approximate	Approximate
	Number of	Seating	Single Flight	Average Cruising
Type of Aircraft	Aircraft	Capacity	Range (miles)	Speed (mph)
Saab 340	49	34	500	300
CRJ 200	1	50	1,500	500

Mesaba leases its Saab aircraft through subleases with Northwest under operating leases with initial terms of up to 17 years that expire between 2014 and 2016.  The sublease agreements with Northwest contain certain requirements of Mesaba regarding the payment of taxes on the aircraft, acceptable use of the aircraft, the level of insurance to be maintained, the maintenance procedures to be performed and the condition of the aircraft upon their return.  The ASA allows Mesaba to return Saab aircraft to Northwest upon the occurrence of certain events, including termination of the ASA.

Mesaba subleases its CRJ 200 from Northwest under operating leases with initial terms of up to ten years that expire in 2015.  The lease agreement contain certain requirements of Mesaba regarding the payment of taxes on the aircraft, acceptable use of the aircraft, the level of insurance to be maintained, the maintenance procedures to be performed and the condition of the aircraft upon their return to Northwest.  Northwest reimburses Mesaba’s aircraft rental expense in full under the ASA.

Mesaba’s aircraft leases contain customary return condition provisions, but do not contain any guaranteed lease residual provisions for which there would be a potential contingency at the termination of the lease period.

As of March 31, 2007, the above aircraft operating leases for Mesaba’s Saab aircraft require future minimum rental payments as follows, in thousands:

Year Ending March 31	Amount
2008	$34,503
2009	34,503
2010	34,503
2011	34,503
2012	34,503
Thereafter	105,472
$277,987

The information in the table above is based on Mesaba’s Saab fleet.  Payments for the CRJ 200 are currently being made on a month to month basis.  As Mesaba did not enter into a lease agreement for any CRJ 900 prior to year end, those future minimum rent payments are not included in the above tables.  The estimated annual payment per CRJ 900 is $2.1 million.

Mesaba’s rent expense for aircraft operating leases (net of deferred rent expense amortization) was $50.3 million and $93.0 million in fiscal 2007 and 2006, respectively (including $50.5 million and $73.9 million paid to Northwest in fiscal 2007 and 2006, respectively).

Prior to March 31, 2007, Mesaba also leased or subleased its 35 Avro aircraft from Northwest.  The Avro lease and sublease agreements with Northwest contained certain requirements of Mesaba regarding the payment of taxes on the aircraft, acceptable use of the aircraft, the level of insurance to be maintained, the maintenance procedures to be performed and the condition of the aircraft upon their return to Northwest. The ASA allowed Mesaba to return Avros to Northwest upon the occurance of certain events, including termination of the ASA. As of March 31, 2007 all Avros were removed from the fleet and not reflected in the table above.  Mesaba’s rent expense for the Avro leases was $11.5 million and $52.6 million in fiscal 2007 and 2006, respectively.

Non-Aircraft Leases

Mesaba leases land, offices, hangar facilities, equipment and certain terminal facilities under operating leases through 2028, which provide for approximate future minimum rental payments as follows as of March 31, in thousands:

Year Ending March 31	Amount
2008	$2,896
2009	2,370
2010	2,251
2011	2,085
2012	863
Thereafter	3,694
$14,159

Mesaba’s rent expense for non-aircraft operating leases was approximately $9.3 million and $12.6 million in fiscal 2007 and 2006, respectively.  The large decrease in future minimum rental payments in fiscal 2008 is the result of the rejection of and renegotiation of facility leases during bankruptcy.

6.              Income Taxes

Mesaba’s provision for income taxes was comprised of the following elements for the years ended March 31, in thousands:

	2007	2006
Current:
Federal	$2,545	$(3,443)
State	121	—
Deferred
Federal	—	10,844
State	—	1,007
	$2,666	$8,408

The actual income tax expense differs from the statutory tax expense as follows for the years ended March 31, in thousands:

	2007	2006
Computed tax (benefit) expense at Federal statutory rate of 35%	$(24,009)	$(21,814)
Increase (decrease) in income taxes resulting from:
State taxes, net of federal tax benefit	(2,055)	(2,026)
Non-deductible meals and entertainment expenses	299	533
Non-deductible amortization expenses	—	1,062
Non-deductible reorganization expenses	2,666	1,550
Deferred tax asset valuation allowance	23,125	27,736
IRS exam	2,233	—
Other, net	407	1,367
	$2,666	$8,408

The following is a table of the significant components of Mesaba’s deferred tax assets and liabilities as of March 31, in thousands:

	2007	2006
Deferred tax assets:
Maintenance	$4,262	$6,424
Allowance for doubtful accounts	92	5,778
Inventories	2,705	1,667
NOL carryforwards	16,549	2,189
Liabilities subject to compromise	23,795	9,857
Other accruals	5,891	4,585
Gross deferred tax assets	53,294	30,500

Deferred tax liabilities:
Property and equipment	$1,514	$2,640
Other accruals	485	124
Gross deferred tax liabilities	1,999	2,764
Less valuation allowance	(51,295)	(27,736)
Net deferred tax assets	$—	$—

SFAS No. 109 requires that all available evidence, both positive and negative, be considered to determine whether, based on the weight of that evidence, a valuation allowance is needed.  Future realization of the tax benefits of an existing deductible temporary difference or carryforward ultimately depends on the existence of sufficient taxable income of the appropriate character within the carryback or carryforward periods available under the tax law.

At March 31, 2006, due to Mesaba’s losses resulting from creditors’ bankruptcy claims, reductions in its fleet and the future income projections of a downsized operation, management determined that the realization of all deferred tax assets from future profitable operations was not more likely than not.  Under these circumstances, deferred tax assets may only be recognized to the extent such benefits may be realized through future reversals of taxable temporary differences.  Mesaba has performed an analysis and determined that a valuation allowance is required against deferred tax assets to the extent they cannot be used to offset future income arising from the expected reversal of taxable differences.  A valuation allowance in the amount of $51.3 million has been provided as of March 31, 2007 to reduce the gross amount of these assets to the extent necessary to result in an amount that is more likely than not of being realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.  At March 31, 2007, Mesaba’s deferred tax assets included $42.6 million of federal NOLs which expire in 2026 and 2027 and $50.6 million of state NOL carryforwards which expire over the next four to twenty years.  Mesaba also has federal alternative minimum tax credits of $0.4 million which expire in 2024 and 2025.

Further, Section 382 of the Internal Revenue Code provides that certain transfers of Mesaba’s equity, or issuances of equity in connection with its restructuring, may impair Mesaba’s ability to utilize its NOL carryforwards in the future.  Under federal income tax law, a corporation is generally permitted to deduct from taxable income in any year NOLs carried forward from prior years.  As mentioned above, Mesaba has NOL carryforwards which expire at various times over the next twenty years. Mesaba’s ability to deduct NOL carryforwards could be subject to a significant limitation due to Mesaba’s ownership change (see Note 1).  The effect of Mesaba’s ownership change on the NOL carryforwards has not yet been analyzed at this time.

During the fourth quarter of fiscal 2007, Mesaba received verification of a final settlement with the IRS concerning the IRS’ examination of the consolidated tax return for the fiscal 2001 through 2004.  Mesaba recorded an expense of $2.2 million related to the settlement with the IRS.

7.              Shareholder’s Equity

SARs Plan

During fiscal 2004, Mesaba approved the SARs plan for key employees and directors.  The exercise price of each SAR is equal to the fair market value of MAIR’s common stock on the date of the award.  Cash is paid based on the difference between the fair market value at the date of grant and the date the SAR is exercised.  The SARs vest over four years and have a ten-year term.

During fiscal 2007, the adoption of SFAS 123R has resulted in an expense of $0.3 million related to the SARs.  These amounts have been included in the “Wages and benefits” caption in the accompanying statements of operations for the fiscal year ended March 31, 2007.

Upon adoption on April 1, 2006, in accordance with SFAS 123R, Mesaba also recorded $0.5 million for the cumulative effect of a change in accounting principle during the fist quarter of fiscal 2007 as a result of valuing SARs under the fair value method.

A summary of Mesaba’s SAR activity since March 31, 2006 was as follows:

	Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Balance at March 31, 2006	680,000	$9.23		—
Exercised	—
Cancelled	(125,000)	9.34
Balance at March 31, 2007	555,000	9.21	7.02	—
Options exercisable at March 31, 2007	414,822	9.25	7.00	—

The aggregate intrinsic value of SARs outstanding or exercisable at March 31, 2007 was zero.  The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying SARs and the market price of the common stock.  The fair value of SARs vested during fiscal 2007 and 2006 was $0.4 million and $0.3 million, respectively.  All of the Mesaba SARs were cancelled on April 24, 2007.

Unrecognized Compensation

As of March 31, 2007, Mesaba had $0.4 million of total unrecognized compensation cost related to the non-vested SARs compensation arrangements granted under the SAR plans.  Total unrecognized compensation will be adjusted for future changes in estimated forfeitures.

8.              Commitments and Contingencies

Workforce

Approximately 40% of Mesaba’s workforce consists of members of unions representing pilots, mechanics, dispatchers and flight attendants.  Early on in its bankruptcy proceedings, Mesaba reached an agreement to modify its collective bargaining agreement (“CBA”) with its dispatchers.  Subsequently, Mesaba sought approval from the Bankruptcy Court to reject the existing CBAs with the remaining three unions and impose new contract terms on each labor union.  In late October 2006, Mesaba reached tentative agreements with its pilots, flight attendants and mechanics.  Each union voted to ratify its respective agreement, and the new pay rates took effect on December 1, 2006.  As part of the agreements, the unions were allowed claims totaling $22.7 million based on the present value of the wages and benefits concessions contained within the unions’ agreements.

Benefit Plans

Mesaba maintains a 401(k) benefit plan for eligible employees.  Mesaba will match 25% to 125% of employee contributions to the plan, up to 10% of each employee’s eligible earnings, depending on the employee’s length of service.  Mesaba’s expense related to the plan totaled $2.7 million and $3.3 million in fiscal 2007 and 2006, respectively.

In fiscal 2007, Mesaba began a separate 401(k) benefit plan for its pilots whereby contributions to the plan are at the discretion of Mesaba.  Mesaba’s expense related to the new pilot plan was zero in fiscal 2007. Beginning in fiscal 2008, the pilot plan mirrors the plan for other eligible employees.

Regulatory Matters

Mesaba is party to ongoing FAA proceedings arising in the ordinary course of business.  In the opinion of management, the resolution of these matters will not have a material adverse effect on Mesaba’s financial position, results of operations or cash flows.

Litigation

From time to time, Mesaba has been a party to legal and tax proceedings arising in the ordinary course of business.  See Note 1 for a discussion of Mesaba’s bankruptcy proceedings.

Saab Leasing Litigation

In 2002, Fairbrook Leasing, Inc., Lambert Leasing, Inc. and Swedish Aircraft Holdings AB (“Saab Leasing”) filed a declaratory judgment action against Mesaba relating to 20 Saab 340A (“340A”) aircraft leased by Mesaba.  In 2003, the District Court declared that the term sheet relating to the leases for the 340A aircraft was a binding preliminary agreement requiring Mesaba to negotiate in good faith toward the execution of long-term agreements for each of the 340A aircraft.  Mesaba appealed this ruling, and while the appeal was pending, Saab Leasing (relying on the District Court’s declaratory judgment ruling) filed a separate action in the District Court alleging approximately $35 million in damages for past due and future aircraft lease obligations.  While the damages action was pending, the U.S. Court of Appeals for the Eighth Circuit affirmed the District Court’s declaratory judgment ruling.  Despite the Eighth Circuit’s ruling, Mesaba believed, based on advice from its legal counsel, that it had defenses in the damages case that limited Saab Leasing’s ability to recover damages.  The District Court in the damages action agreed, and on July 6, 2006, granted Mesaba’s motion for partial summary judgment and ruled that Saab Leasing is not eligible to receive damages for the majority of its claims against Mesaba.

Because the potential damages for the remaining claim against Mesaba are not significant, Mesaba never established any accrual with regard to this litigation within its condensed financial statements. However, Mesaba was unable to reach a settlement with Saab Leasing within the context of Mesaba’s bankruptcy proceedings; thus, Mesaba’s bankruptcy estate consented to lift the automatic stay and allow Saab Leasing to appeal the District Court’s July 2006 ruling to the Eighth Circuit Court of Appeals.  Mesaba’s bankruptcy estate will now be required to fund any litigation expenses and any amounts that may be due to Saab Leasing if the District Court’s ruling is reversed.

Goldman Bankruptcy Claim

Goldman LP is the largest creditor in Mesaba’s bankruptcy proceedings, and it holds approximately $58 million in disputed claims asserted by itself or purchased from other creditors.  All of Goldman LP’s disputed claims are for aircraft and equipment leases that were rejected by Mesaba.  Goldman LP has asserted that the stipulated loss provisions of the applicable leases, under which liquidated damages are calculated, should apply to determine the total claim amount due to Goldman LP.  Mesaba’s bankruptcy estate has filed for summary judgment with the Bankruptcy Court asserting that the liquidated damages constitute unenforceable penalties.  Mesaba’s bankruptcy trustee instead believes that the claim allowed to Goldman LP should reflect actual damages suffered, which is the amount related to Goldman LP’s claim that is recorded in Mesaba’s liabilities subject to compromise.  Mesaba’s bankruptcy estate will be funding the litigation expenses related to the Goldman LP claim and will be responsible for making a distribution to Goldman LP following resolution of the claim.

Other Litigation Matters

Although prior to its bankruptcy, Mesaba was a defendant in various lawsuits arising in the ordinary course of business, those lawsuits will be settled and discharged via the bankruptcy proceedings.  Any liabilities that remain from pre-petition lawsuits must be satisfied through the bankruptcy liquidating trust.

Other Guarantees

Mesaba has letters of credit to guarantee certain obligations principally for workers’ compensation policies, airport leases and other obligations, which totaled $4.6 million and $4.1 million as of March 31, 2007 and 2006, respectively.  There were no amounts drawn on these letters of credit during fiscal 2007 or 2006.  As collateral for these letters of credit, Mesaba had $4.8 million and $4.5 million in cash held in an investment account as of March 31, 2007 and 2006, respectively.  This amount is restricted and has been classified within “Long-term investments” in Mesaba’s balance sheets.

9.              Liabilities Subject to Compromise

Liabilities subject to compromise in Mesaba’s condensed balance sheets at March 31, 2007 and 2006 refers to both secured and unsecured obligations that will be accounted for under a plan of reorganization, including claims incurred prior to the Petition Date.  They represent the estimated amount expected to be allowed, plus interest, on known or potential claims to be resolved through the Chapter 11 bankruptcy process and remain subject to future adjustments arising from negotiated settlements, actions of the Bankruptcy Court, rejection of executory contracts and unexpired leases, the determination as to the value of any collateral securing claims, proofs of claim or other events.

Although Mesaba has estimated the value of the claims that will be allowed by the Bankruptcy Court at $94.4 million, the Bankruptcy Court will make the final determination regarding what portion of the $245.7 million in total proofs of claim filed will be deemed allowable claims.  The determination of how those liabilities will ultimately be treated will not be known until the claims resolution process is complete.  Mesaba worked with its creditors’ committee and with MAIR to resolve as many proofs of claim as possible prior to the confirmation of its plan of reorganization.  The proceeds from the sale of Mesaba’s claim in Northwest’s bankruptcy have been placed in a liquidating trust and are being held for distribution to Mesaba’s creditors and MAIR.  A liquidating trustee has been appointed to work with the creditors’ committee and with MAIR to continue to resolve any outstanding proofs of claim.  As a result, the amounts of liabilities subject to compromise may change.  See Note 1 for a discussion of Mesaba’s plan of reorganization

Liabilities subject to compromise at March 31, 2007 and 2006 were as follows, in thousands:

	March 31	March 31
	2007	2006
Accounts payable and other liabilities	$28,395	$34,936
Damage claims	60,233	20,066
Secured claims	3,365	2,520
Priority tax claims	2,404	2,451
	$94,397	$59,973

10.       Reorganization Items

Reorganization items recorded from the Petition Date through March 31, 2007 consisted of transactions and events that were directly associated with the reorganization of Mesaba.  The reorganization activity included aircraft impairment and other rejection charges, legal and professional fees to support the restructuring process, interest income and the write-off of maintenance accruals.  The charge for damage claims results from estimated claims as a result of Mesaba’s rejection or renegotiation of certain aircraft and other leases and obligations as part of the bankruptcy process.

Net reorganization items for the year ended March 31, 2007 and 2006 were as follows, in thousands:

	March 31	March 31
	2007	2006
Damage claims	$36,719	$20,066
Legal and professional fees	10,238	6,896
Impairment of property and equipment	(439)	528
Interest income	(1,356)	(745)
Other expenses	226	144
Reversal of accrued maintenance	(5,328)	(4,239)
	$40,060	$22,650

11.  Property and Equipment Held for Sale

As of March 31, 2007, Mesaba reclassified $2.6 million of surplus Avro rotable and repairables from “Flight equipment” to “Property and equipment held for sale” to properly reflect the value of the excess Avro parts which Mesaba is in the process of putting on the market to sell to other Avro operators.